United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release

Signature Page

A robust performance

BM&F BOVESPA: VALE3, VALE5	PERFORMANCE OF VALE IN 2Q12

NYSE: VALE, VALE.P

HKEx: 6210, 6230

EURONEXT PARIS: VALE3, VALE5

LATIBEX: XVALO, XVALP

www.vale.com

rio@vale.com

Departament of

Investor Relations

Roberto Castello Branco

Viktor Moszkowicz

Carla Albano Miller

Andrea Gutman

Christian Perlingiere

Marcio Loures Penna

Rafael Rondinelli

Samantha Pons

Tel: (5521) 3814-4540

Rio de Janeiro, July 25, 2012 — Vale S.A. (Vale) had a robust financial performance in spite of the challenges posed by the lower price environment and operational issues in the base metals and coal businesses.

Iron ore production and sales have recovered from last quarter’s weather-related low performance while some important milestones were achieved in the development of our most important projects, including Carajás S11D. Moreover, we took additional effective steps to rationalize the asset portfolio as a value creation tool.

Operating revenues, income and margin, as well as cash flow improved in relation to 1Q12.

Net earnings suffered a large accounting non-cash balance sheet impact arising from the devaluation of the Brazilian real, our functional currency for accounting purposes, against the US dollar.

On the other hand, the appreciation of the US dollar vis-à-vis the Brazilian real, the Canadian dollar and other currencies, which represent about 80% of our operating costs, contributed positively to the cash flow. Given that almost 100% of our debt portfolio is denominated in US dollars or converted into US dollars through swaps there is no material effect on it.

Asset divestiture, which improves the allocation of capital and is a source of shareholder value creation, produced non-recurring accounting losses in the quarter.

We continue to develop a large portfolio of projects aiming to meet the demand stemming from the long-term growth dynamics of emerging economies and with a strong focus on maximizing value creation.

The main highlights of Vale’s performance in 2Q12 were:

•      Iron ore shipments reached 63.0 Mt, 14.9% higher than 1Q12.

•      Record pellet sales for a quarter, 12.3 Mt, 13.1% above the previous record in 4Q11.

•      Operating revenues of US$ 12.2 billion, 7.2% above 1Q12.

•      Income from existing operations, as measured by adjusted EBIT(a) (earnings before interest and taxes), of US$ 3.9 billion. After excluding the non-recurring effect of accounting losses(1), adjusted EBIT reached US$ 4.3 billion, 11.7% higher than 1Q12.

(1)  Non-recurring effect of accounting losses of US$ 377 million in 2Q12 related to the divestment of the thermal coal assets in Colombia and manganese ferroalloys in Europe.

US GAAP

   2Q12

•      Operating income margin of 36.2%, as measured by adjusted EBIT margin, after excluding non-recurring losses.

•      Net earnings of US$ 2.7 billion, equal to US$ 0.52 per share. If we isolate the influence of the non-cash effects, earnings before taxes would be US$ 4.0 billion, 5.7% above the US$ 3.8 billion figure in 1Q12.

•      Cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization), of US$ 5.1 billion. After excluding non-recurring accounting losses, cash generation reached US$ 5.5 billion, 10.7% over 1Q12. Over the last 12-month period ended on June 30, 2012, adjusted EBITDA was US$ 27.1 billion.

•      Capital expenditures, excluding acquisitions, of US$ 4.3 billion in 2Q12, 16.6% above 1Q12. In 1H12, capital expenditures reached US$ 8.0 billion, 17.5% above the US$ 6.8 billion in 1H11.

•      The first tranche of the minimum dividend for 2012, US$ 3.0 billion, was paid to shareholders on April 30, 2012.

•      Maintenance of a strong balance sheet, with low debt leverage, measured by total debt/LTM adjusted EBITDA, equal to 0.9x, long average maturity, 9.4 years, and low average cost, 4.61% per year as of June 30, 2012.

Table 1 - SELECTED FINANCIAL INDICATORS

	2Q11	1Q12	2Q12%		%
US$ million	(A)	(B)	(C)	(C/A)	(C/B)
Operating revenues	15,345	11,339	12,150	(20.8)	7.2
Adjusted EBIT	7,747	3,850	3,923	(49.4)	1.9
Adjusted EBIT excluding charges from asset sales	7,747	3,850	4,300	(44.5)	11.7
Adjusted EBIT margin excluding charges from asset sales (%)	51.7	34.8	36.2
Adjusted EBITDA	9,069	4,965	5,119	(43.6)	3.1
Adjusted EBITDA excluding charges from asset sales	9,069	4,965	5,496	(39.4)	10.7
Net earnings	6,452	3,827	2,662	(58.7)	(30.4)
Earnings per share on a fully diluted basis (US$ / share)	1.22	0.74	0.52	(57.2)	(29.6)
Total debt/ adjusted EBITDA (x)	0.7	0.8	0.9	38.3	17.2
ROIC(1) (%)	34.2	33.5	33.1
Capex (excluding acquisitions)	4,036	3,677	4,287	6.2	16.6

(1) ROIC LTM=return on invested capital for the last twelve-month period.

	1S11	1S12%
US$ million	(A)	(B)	(B/A)
Operating revenues	28,893	23,489	(18.7)
Adjusted EBIT	15,716	7,773	(50.5)
Adjusted EBIT excluding the charges from asset sales	14,203	8,150	(42.6)
Adjusted EBIT margin excluding charges from asset sales (%)	50.4	35.5
Adjusted EBITDA	18,245	10,084	(44.7)
Adjusted EBITDA excluding charges from asset sales	16,732	10,461	(37.5)
Net earnings	13,278	6,489	(51.1)
Capex (excluding acquisitions)	6,779	7,964	17.5
Acquisitions	221	648	193.2

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Ferrovia Centro-Atlântica S.A.(FCA), Ferrovia Norte Sul S.A, Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Sociedad Contractual Minera Tres Valles, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formerly Vale Inco Limited), Vale Coal Colombia Ltd., Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Mina do Azul S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd..

BUSINESS OUTLOOK

The global financial shock of 2008 produced a deep recession, with one of the very few episodes of global GDP contraction in modern economic history. The policy reaction to the shock entailed a V-shaped recovery, led by emerging economies and industrial production growth, which caused the sharpest metals price recovery from a recession in more than four decades.

Two years after the beginning of the financial stress in the Euro area the scenario still remains uncertain. The bank and sovereign debt crisis did not produce a global recession but there are no prospects for a strong recovery in the short-term.

Unlike in 2008/2009, metal price volatility has been more limited, and despite the fall from the post-crisis peaks, current price levels are much higher than those reached during the Great Recession. On the other hand, similarly to 2008/2009, the currencies of mineral rich countries depreciated against the US dollar, helping to reduce mining companies’ costs.

After a good performance in the first quarter of the year, world economy growth has been downtrending due to reasons that differ across regions.

The debt-fueled growth model adopted by developed economies has reached a point of exhaustion. The US recovery moves ahead at below-trend pace, in line with the standard typically followed by recoveries after recessions resulting from financial crises, and the Euro area is under recession.

Growth momentum in major emerging economies, such as Brazil, India and China, has slowed. This reflects not only a weaker external environment but mostly the deceleration of domestic demand caused by macroeconomic policy tightening last year and the effect of capacity constraints.

Following the surge in 1Q12 associated to the restoration of the global supply chain, in response to the disruption caused by the Thai floods, global industrial production slowed significantly in recent months, mostly due to the contraction in developed economies and Latin America. The signals given by the global manufacturing PMI point to further slowing of global industrial output in 3Q12.

On the positive side, global inflation has been falling, reflecting the effects of monetary tightening in emerging economies and widespread declines in energy prices. Lower inflation has two important implications for short-term growth: (i) a lift to household purchasing power to boost spending; (ii) more room for Central banks to shift their focus to the downside risks of growth and are effectively ease monetary policy. The policy stimulus is likely to gain traction over the next few months.

As a matter of fact, sequential GDP growth in China showed a slight improvement in 2Q12 and the data released so far show the first sign of recovery in infrastructure investment and housing, two important sectors for the demand for metals, particularly iron ore and copper.

Global auto sales are rebounding, increasing in June for the second consecutive month. It is also a positive event for the mining industry, as cars are the most metals intensive consumer durable.

US households and banks have already deleveraged and earnings and cash flow of nonfinancial corporations have been growing since mid-2009. At the same time, there are signs of improvement in housing. However, a stronger recovery is deterred by fiscal and regulatory uncertainty.

Europe has suffered an ongoing loss of importance over recent years as a market for metals. European share in the global seaborne iron ore market dropped continuously to 11% in 2011 from 37% in 1990. A similar but less pronounced decline is shown by its participation in the global consumption of nickel, 20% in 2011 against 31% in 2000.

However, the financial crisis in the Euro area affects indirectly the demand for metals primarily through financial channels, as higher asset price volatility implies negative expectations, thus lessening investors’ appetites and affecting growth in the rest of the world.

European authorities have responded to the recent intensification of financial stress announcing a number of measures, including funding for the recapitalization of Spanish banks, greater flexibility in the use of financial backstops and a movement toward the unified supervision of Euro area banks. Although a financial meltdown has been avoided, financial market participants still have doubts about the ability of some of the Euro area economies to deliver the badly needed fiscal adjustment to improve debt sustainability.

Europe has a large pool of wealth, more than sufficient to deal with the debt challenge, and there is strong political support for the preservation of the Euro, two critical conditions that will help to find a solution to the Euro area crisis.

The recession in the Euro area is expected to be prolonged: there is a long journey for European banks to deleveraging and the rigidity in labor markets contributes to deepen the effects of fiscal tightening. However, the avoidance of a major financial crisis will limit the negative spillover on the rest of the global economy.

China’s real GDP growth slowed to 7.6% y/y in 2Q12, but at the margin it rebounded to 7.0% q/q from 6.7% in 1Q12(2), suggesting that it may have bottomed out last quarter.

Simultaneously to the slide in inflation, expected to converge to 2%, retail sales have remained firm, expanding 13.7% y/y, and fixed asset investment grew 20.4 % y/y in line with the last few months. While property investment continued to slow, growth of infrastructure investment has accelerated through 2Q12 to reach 18.5% y/y in June, bouncing back from the continued decline since mid-2009.

Given the reluctance of the Chinese authorities to expand fiscal spending, policy support for economic activity will be funded by a credit increase. New bank lending reached RMB920 billion in June, growing by 45.1% y/y and 16.6% ytd y/y. The increase in bank lending reflects the shift in macro policy, through bank reserve required ratios and interest rate cuts, the loosening of credit restrictions and the acceleration of infrastructure projects. Credit demand is expected to continue to recover as more infrastructure projects are approved and implemented.

For the first time since October 2011, the 70-city house price index released by the National Bureau of Statistics (NBS) showed that in June the number of cities with house price increases was superior to the number of cities with price decreases. By the same token, according to Soufun, a private real estate statistics provider, there was an increase in national house prices in June for the first month since September last year. These early indications of stabilization were accompanied by a recovery in transaction volumes, which rose by 6.9% y/y, also the first increase since September 2011.

It is very likely that the housing market is beginning to respond to the recent incentives, particularly to first home-buyers and buyers of small apartments.

While we do not expect the government to relax the restrictions on the investment demand for housing, the property sector is likely to gradually bottom out in the second half of the year. Our view is based on the investment in social housing and the improvement in housing affordability, stemming from disposable household income growth, slightly lower house prices, cuts in interest rates and the various incentives given by the central and local governments.

Social housing is one of the priorities of the 12th five-year plan, given the substantial housing deficit and its role in the mitigation of social tension, particularly in tier-1 cities where housing prices are too high and will continue to be unaffordable to low and middle income households. Moreover, social housing provides a cushion to the negative impact on the economy from the tightening on private housing.  The property sector represents about 12% of China´s GDP, and property investment represents 25% of total fixed asset investment, which has been the main driver of Chinese economic growth.

Moving forward, the demand for housing will continue to be strong in the foreseeable future in the face of rapid economic growth and the

(2) Quarterly growth rates on a seasonally adjusted annualized basis.

urbanization process. China has a very high savings rate, which facilitates housing investment with a much lower level of leverage than in developed economies, a factor that mitigates the risks of a financial crisis.

Furthermore, local governments see real estate as an important source of economic growth as land sales contribute to increase their revenues. The improvement in infrastructure financed by these revenues supports house prices and ultimately feedback into land sales.

Iron ore imports from China increased 9.7% in 1H12, reaching 367 Mt and implying substitution of domestic iron ore.

Declining quality and rising costs have been constraining Chinese iron ore domestic output. Producers play the role of swing producers being highly price sensitive. As prices have been range bound between US$ 130-US$ 150 per metric ton since the lows of last October, high cost marginal suppliers have been offline thus setting a floor to prices.

As a result of the weakening of global steel consumption, the price premium for 1% Fe content decreased from the highs of 2011, at about US$ 5.50/6.00 per ton, to levels between US$ 3.00/3.50 per metric ton.

Given the flexibility allowed by our global distribution network, we have been able to increase iron ore sales in line with production, benefiting from our low cost base.

Looking forward, we expect prices to remain high in face of the recovery in global steel consumption, high operating and capex costs and continued supply growth constraints.

After the supply shock of 2011, caused by the floods in Queensland and the resulting disruption of the Australian production, metallurgical coal prices returned to levels in line with steel demand conditions.

China is surpassing India as the second largest met coal importer and is likely that it will be the largest in a couple of years, thus surpassing Japan. Imports are expected to feed about one third of the expected increase in Chinese consumption over the next five years.

In a similar way to iron ore, it is also likely that due to rising costs China will become the marginal supplier of coal. As the seaborne market is small relative to the Chinese market, any disequilibrium in this market could produce large swings in seaborne trade.

Rising capex costs are likely to set a high floor for the high quality hard coking coal price premium. In a world with increasing scarcity of met coal reserves, Vale is very well positioned in Moatize, one of the richest coking coal provinces. Moatize I, a low cost open pit mining operation, is ramping up successfully, delivering two types of HCC — Chipanga premium and typical. Moatize II is under construction and we are taking active steps to start building the logistics infrastructure, which encompasses a railroad and a deep water maritime terminal in the north of Mozambique.

Nickel prices declined from the peak reached in February this year arising from the commodity price rally influenced by the positive expectations generated by the € 1 trillion LTRO launched by the European Central Bank. Over recent weeks prices have been hovering around US$ 16,000 per metric ton, influenced by the weakness of stainless steel demand and negative expectations about global economic growth.

The demand for nickel from non-stainless steel applications has been holding firm, influenced by the steadiness in the consumption of the energy and aerospace industries. Rising global auto sales are also expected to have a positive impact on nickel demand in the near term.

The nickel-in-pig-iron industry (NPI) is being challenged by the lower nickel prices, forcing some of the marginal suppliers to shutdown operations, which contributes to setting a price floor.

As commented in 1Q12, the Indonesian government’s imposition of a 20% export tax on nickel ores and volume quotas may put additional pressure on the NPI industry, which depends critically on the ore supply from Indonesia and the Philippines. Japan, the second largest nickel importer in the world, also depends on ore imports to feed its ferronickel plants. In the short-term, Chinese NPI producers are holding large ore inventories built up in anticipation of the new Indonesian regulations.

For the longer term, we believe that restrictions to nickel ore exports will cause additional pressures on NPI producers. Although there is some replacement of the higher cost blast furnaces by electric arc furnace (EAF) plants, the move will offset cost pressures only partially, given the large weight of nickel ores in the operating costs of EAF plants.

The worst US Midwest droughts in more than 50 years is pushing agricultural commodities prices to record highs, particularly grain prices, which are intensive in the use of fertilizers. Prices of soybeans and corn have already overtaken the peak levels of 2007/2008. The increase in food prices is a leading indicator of the demand for fertilizers as farmers seek more productivity to expand supply in response to the price incentive.

Growing resource constraints, as 25% of the world’s agricultural land is highly degraded(3) and lacking in soil organic matter and nutrients, and environmental pressures — agriculture is a large net contributor of greenhouse gases — require sustainable productivity growth in order to meet an increasing global demand for food. Rising per capita incomes and urbanization in emerging economies are leading to changes in diets that shift consumption to more processed foods, fats and animal protein, which drive the demand for grains and oilseeds, ultimately boosting the demand for fertilizers.

Vale is positioned to supply an increasing volume of fertilizers in the medium-term through the development of its portfolio of potash and phosphates projects.

Despite the recession in Europe and the debt sustainability challenge faced by the largest developed economies, we strongly believe that the expansion of the global economy will gradually accelerate through the next few quarters. Although global GDP and industrial production are expected to grow in the next five years at a slower pace than we saw in the five-year period before the Great Recession of 2008/2009, global economic activity will remain robust.

In this scenario, global growth led by emerging markets global growth will support a robust demand for minerals and metals which, combined with the increasing scarcity of natural resources, will maintain their prices at relatively high levels.

Over the next twenty years, it is estimated that more than two billion people will move upwards to the middle income classes, requiring housing, infrastructure services, consumer durables and proteins, which will demand an increasing supply of metals and fertilizers, among other products.

Vale is investing in a diversified portfolio of investment and consumption demand-driven products to meet and to benefit from the long-term growth dynamics of emerging economies.

(3)  According to the OECD-FAO Agricultural Outlook 2012-2021.

REVENUES

Operating revenues totaled US$ 12.150 billion in 2Q12, 7.2% higher than the US$ 11.339 billion in 1Q12. The increase was determined by the greater volumes of sales, particularly iron ore and pellets, which added US$ 1.199 billion to our revenues. On the other hand, the decline in bulk materials and base metals prices reduced revenues by US$ 611 million in comparison with 1Q12.

Revenues generated from the sales of bulk materials — iron ore, pellets, manganese ore, ferroalloys, metallurgical and thermal coal — were 73.5% of operating revenues in 2Q12, increasing from 72.7% in 1Q12. The share of base metals fell to 14.7% from 15.7% in the previous quarter, while fertilizers were responsible for 7.6% slightly higher than the 7.3% in 1Q12. Logistics services contributed 3.4% to total revenues and other products, 0.9%.

Shipments to Asia represented 51.3% of total revenues, in line with 51.4% in the last quarter, while the Americas lost some ground, with 26.4% in 2Q12 against 28.7% in 1Q12. Europe showed a relative improvement, with its share increasing to 19.1% from 16.7% in 1Q12, despite the worsening of the economic environment. Revenues from shipments to the Middle East were 2.2% in 2Q12 from 2.4% in the previous quarter, while the rest of the world contributed with 1.0%.

On a country basis, the share of sales to China of total revenues amounted to 31.3% in 2Q12, Brazil 19.0%, Japan 10.5%, Germany 6.1%, South Korea 4.9% and Italy 4.1%.

Table 2 - OPERATING REVENUE BY BUSINESS AREAS

US$ million	2Q11%		1Q12%		2Q12%
Bulk materials	11,681	76.1	8,240	72.7	8,934	73.5
Ferrous minerals	11,425	74.5	7,851	69.2	8,658	71.3
Iron ore	9,102	59.3	5,987	52.8	6,505	53.5
Pellets	2,113	13.8	1,688	14.9	1,952	16.1
Manganese ore	51	0.3	42	0.4	63	0.5
Ferroalloys	150	1.0	124	1.1	129	1.1
Pellet plant operation services	9	0.1	10	0.1	9	0.1
Coal	256	1.7	389	3.4	276	2.3
Thermal coal	139	0.9	137	1.2	79	0.6
Metallurgical coal	117	0.8	251	2.2	197	1.6
Base metals	2,225	14.5	1,775	15.7	1,781	14.7
Nickel	1,461	9.5	1,103	9.7	1,119	9.2
Copper	491	3.2	467	4.1	458	3.8
PGMs	159	1.0	105	0.9	115	0.9
Precious metals	90	0.6	83	0.7	73	0.6
Cobalt	23	0.1	17	0.1	16	0.1
Fertilizer nutrients	867	5.7	829	7.3	923	7.6
Potash	68	0.4	70	0.6	81	0.7
Phosphates	584	3.8	548	4.8	630	5.2
Nitrogen	194	1.3	192	1.7	193	1.6
Others	21	0.1	19	0.2	19	0.2
Logistics services	476	3.1	403	3.6	408	3.4
Railroads	357	2.3	265	2.3	294	2.4
Ports	119	0.8	138	1.2	114	0.9
Others	96	0.6	92	0.8	104	0.9
Total	15,345	100.0	11,339	100.0	12,150	100.0

Table 3 - OPERATING REVENUE BY DESTINATION

US$ million	2Q11%		1Q12%		2Q12%
North America	679	4.4	678	6.0	686	5.6
USA	406	2.6	408	3.6	410	3.4
Canada	254	1.7	265	2.3	265	2.2
Mexico	19	0.1	5	—	11	0.1
South America	3,189	20.8	2,578	22.7	2,521	20.7
Brazil	2,904	18.9	2,351	20.7	2,312	19.0
Others	285	1.9	227	2.0	209	1.7
Asia	7,993	52.1	5,828	51.4	6,230	51.3
China	5,005	32.6	3,551	31.3	3,802	31.3
Japan	1,790	11.7	1,335	11.8	1,273	10.5
South Korea	626	4.1	532	4.7	591	4.9
Taiwan	299	1.9	170	1.5	356	2.9
Others	273	1.8	240	2.1	208	1.7
Europe	3,067	20.0	1,889	16.7	2,321	19.1
Germany	985	6.4	672	5.9	738	6.1
France	258	1.7	105	0.9	149	1.2
Netherlands	192	1.3	115	1.0	73	0.6
UK	395	2.6	237	2.1	214	1.8
Italy	546	3.6	315	2.8	498	4.1
Turkey	84	0.5	66	0.6	124	1.0
Spain	129	0.8	106	0.9	108	0.9
Others	478	3.1	272	2.4	418	3.4
Middle East	255	1.7	274	2.4	268	2.2
Rest of the World	162	1.1	93	0.8	125	1.0
Total	15,345	100.0	11,339	100.0	12,150	100.0

COSTS AND EXPENSES

In 2Q12, cost of goods sold (COGS) increased US$ 325 million on a quarter-on-quarter basis, amounting to US$ 6.015 billion. Adjusting for the effects of higher volumes (US$ 599 million) and exchange rate variation(4) (-US$ 394 million), COGS was up US$ 120 million when compared to 1Q12.

After excluding the effects of volumes and currency prices, the main reasons for the cost increase were the more intense use of outsourced services (US$ 128 million) for equipment maintenance and actions to enhance operations, higher prices of materials (US$ 46 million) and the rise in expenses with personnel (US$ 42 million), which were partially offset by acquisition of products (-US$ 59 million).

Costs with outsourced services totaled US$ 1.285 billion — 21.4% of COGS — against US$ 1.096 billion in 1Q12. Adjusting for higher volumes (US$ 145 million) and currency price changes (-US$ 84 million), costs with outsourced services showed a US$ 128 million increase vis-à-vis 1Q12, mainly reflecting higher maintenance services in: (i) nickel operations, including a six-week maintenance period at Clydach (US$ 15 million), (ii) the maintenance of iron ore equipment in the aftermath of the abnormally heavy rainfall in 1Q12 (US$ 34 million), (iii) fertilizer operations in Brazil (US$ 28 million) and (iv) our pelletizing plants in Tubarão (US$ 4 million).

Cost of materials — 18.1% of COGS — was US$ 1.091 billion, up 7.6% against 1Q12. Adjusting for the effects of volumes (US$ 99 million) and exchange rates (-US$ 79 million), costs of materials increased by US$ 57 million

(4)  COGS currency exposure in 2Q12 was made up as follows: 60% Brazilian reais, 20% US dollars, 15% Canadian dollars, 2% Australian dollars, 1% Indonesian rupiah and 2% other currencies.

vis-à-vis 1Q12, mainly reflecting the effect of higher phosphates costs (US$ 46 million). Sulphur, ammonia, natural gas and oil are the core inputs in the production of fertilizers. Thus, the costs involved in producing phosphates rose as a consequence of the increase in ammonia and oil products prices.

In 2Q12, personnel costs amounted to US$ 909 million, representing 15.1% of COGS, against US$ 828 million in 1Q12. Our headcount increased to 85,072 employees in June 2012 from 82,895 in March 2012 and 74,076 in June 2011, raising costs by US$ 19 million on a quarter-on-quarter basis.

In addition, employees working in remote areas in Brazil (Carajás, Sossego and Onça Puma) earn semi-annual bonuses, paid in June and December. In June 2012, this bonus amounted to US$ 34 million, contributing to raise personnel costs.

In 2Q12, expenditures with energy  consumption accounted for 12.3% of COGS, reaching US$ 741 million, equal to a 5.7% quarter-on-quarter increase.

Costs of electricity consumption were US$ 213 million, slightly lower than 1Q12, driven by the appreciation of the US dollar (-US$ 16 million).

There was a US$ 44 million rise in expenses with fuel and gas to US$ 527 million from US$ 483 million in 1Q12. This was caused mainly by the effect of higher volumes (US$ 64 million), prices of HSFO (high sulphur fuel oil), mostly consumed by the Indonesian operations, (US$ 4 million), which were partially offset by exchange rate variation (-US$ 39 million).

The cost of purchasing products from third parties amounted to US$ 377 million — 6.3% of COGS — against US$ 398 million in 1Q12.

The purchase of iron ore and pellets amounted to US$ 221 million, against US$ 228 million in the previous quarter. The volume of iron ore bought from smaller miners was 2.6 Mt in 2Q12 compared to 1.8 Mt in 1Q12, which was offset by a 13.5% fall in price. In 2Q12, the acquisition of pellets from Hispanobrás amounted to 753,000 t against 703,000 t in 1Q12.

Expenses with the purchase of base metals products decreased to US$ 85 million from US$ 93 million in 1Q12 reflecting lower prices - nickel and copper ores prices were down 13.0% and 4.0%, respectively. We purchased the same volume of feed as in the previous quarter, 1,700 t of nickel intermediates while reducing the volume of copper ores to 7,500 t in 1Q12.

Costs with shared services stayed at US$ 76 million in 2Q12, in line with the previous quarter.

Other operational costs reached US$ 559 million against US$ 664 million in 1Q12 mainly due to: (i) decrease in the accrual of profit sharing, US$ 55 million, and (ii) demurrage charges down by US$ 54 million, reflecting better operational and weather conditions in 2Q12. On the other hand, there were higher expenses with royalties (US$ 18 million) that vary in tandem with sales.

Depreciation and amortization — 16.2% of COGS — amounted to US$ 977 million, against US$ 913 million in 1Q12.

Sales, general and administrative expenses (SG&A) totaled US$ 615 million in 2Q12, US$ 86 million above 1Q12. Higher SG&A expenses were driven by an increase in sales (US$ 81 million), mainly due to nickel and copper receivable adjustment (US$ 35 million) and administrative expenses (US$ 5 million).

In 2Q12, research and development (R&D) expenditures(5), which reflect our investment in creating long-term growth opportunities, increased to US$ 359 million vis-à-vis US$ 299 million invested in 1Q12.

(5)  This is an accounting figure. In the Investment section of this press release we disclose the amount of US$ 396 million for research and development, computed in accordance with the financial disbursement in 2Q12.

Other operational expenses dropped by US$ 82 million to US$ 604 million, from US$ 686 million in 1Q12, mainly caused by the decrease in the provisions for profit sharing (US$ 110 million) related to corporate center personnel and contingencies (US$ 34 million), partially offset by higher damage costs (US$ 65 million) due to the operational issues at VNC (US$ 41 million) and at Carborough Downs (US$ 24 million), and higher pre-operating and start-up expenses (US$ 5 million).

As we are developing a large portfolio of projects scheduled to start-up between 2012 and 2016, some of the expenditures related to their implementation are classified as pre-operating and start-up expenses. These expenses occur since the beginning of the project and are crucial for ensuring compliance with scope, time and quality. The items include environmental studies, recruiting, training, travel, administrative services, shared services, procurement and general expenses with operational staff until initial production, among others.

Pre-operating, idle capacity and start-up expenses were US$ 324 million, including VNC start-up (US$ 129 million), Onça Puma pre-operating (US$ 78 million) and non-scheduled maintenance of fertilizer assets, which led to charges to idle capacity of US$ 13 million. Additionally, there were inventory adjustments of US$ 49 million at VNC, against US$ 77 million in 1Q12.

Table 4 - COGS AND EXPENSES COGS

US$ million	2Q11%		1Q12%		2Q12%
Outsourced services	1,088	19.0	1,096	19.3	1,285	21.4
Cargo freight	333	5.8	278	4.9	323	5.4
Maintenance of equipments and facilities	193	3.4	196	3.4	215	3.6
Operational Services	210	3.7	215	3.8	281	4.7
Others	352	6.2	407	7.2	466	7.7
Material	909	15.9	1,014	17.8	1,091	18.1
Spare parts and maintenance equipment	381	6.7	365	6.4	357	5.9
Inputs	338	5.9	442	7.8	524	8.7
Tires and conveyor belts	61	1.1	60	1.1	55	0.9
Others	129	2.3	147	2.6	154	2.6
Energy	719	12.6	701	12.3	741	12.3
Fuel and gases	510	8.9	483	8.5	527	8.8
Electric energy	209	3.6	217	3.8	213	3.5
Acquisition of products	555	9.7	398	7.0	377	6.3
Iron ore and pellets	319	5.6	228	4.0	221	3.7
Nickel products	178	3.1	93	1.6	85	1.4
Other products	58	1.0	77	1.4	72	1.2
Personnel	741	13.0	828	14.6	909	15.1
Depreciation and exhaustion	890	15.6	913	16.0	977	16.2
Shared services	107	1.9	76	1.3	76	1.3
Others	712	12.5	664	11.7	559	9.3
Total	5,721	100.0	5,690	100.0	6,015	100.0

SG&A, R&D and other expenses

US$ million	2Q11%		1Q12%		2Q12%
Total administrative	391	25.7	478	31.6	483	30.6
Personnel	165	10.8	202	13.3	193	12.2
Services	87	5.7	109	7.2	118	7.5
Depreciation	51	3.4	56	3.7	52	3.3
Others	88	5.8	111	7.3	120	7.6
Selling	43	2.8	51	3.4	132	8.4
Research and development	363	23.9	299	19.7	359	22.8
Others	724	47.6	686	45.3	604	38.3
Total (1)	1,521	100.0	1,514	100.0	1,578	100.0

(1) Does not include gain/loss on assets sale.

OPERATING INCOME

Operating income, as measured by adjusted EBIT, was US$ 3.923 billion in 2Q12, a slight increase from US$ 3.850 billion in 1Q12. Without the non-recurring effect of accounting losses of US$ 377 million related to the divestment of the thermal coal assets in Colombia and manganese ferroalloys in Europe, operating income was US$ 4.300 billion, 11.7% higher than 1Q12.

The increase of US$ 450 million relative to 1Q12 was mainly due to the effects of higher sales volumes, US$ 870 million, and currency price changes caused by the appreciation of the US dollar, US$ 394 million. This was partly offset by the slide in sales prices, US$ 658 million, and the rise in COGS(6), US$ 120 million.

The adjusted EBIT margin, excluding the non-recurring loss, came to 36.2% in 2Q12, up from 34.8% in 1Q12.

NET EARNINGS

Net earnings in 2Q12 were US$ 2.662 billion, equal to US$ 0.52 per share, being 30.4% lower than the US$ 3.827 billion in 1Q12. The large decline in net earnings was determined by accounting effects with no impact on cash flow.

If we isolate the influence of the non-cash effects(7), earnings before taxes would be US$ 3.971 billion against US$ 3.757 billion in 1Q12.

By far the most important non-cash accounting effect was derived from the strong appreciation of the US dollar (USD) against the Brazilian real (BRL) in 2Q12 — 11.0% comparing prices at the end of 2Q12 and 1Q12. Foreign exchange and monetary variations reduced earnings by US$ 1.693 billion, against a positive impact of US$ 427 million in 1Q12, thus producing a negative swing of US$ 2.120 billion, which is US$ 955 million more than the decrease in net earnings.

Although we report our financial performance in USD, the functional currency for accounting purposes of our parent company, Vale S.A., is the BRL. A depreciation of the BRL against the USD produces a non-cash accounting effect on earnings before taxes through its impact on net financial liabilities — USD-denominated debt minus cash availabilities in USD and accounts receivable in USD(8). This is recorded in the financial statements as “exchange and monetary losses” in 2Q12 of US$ 1.693 billion, reducing earnings by the same amount but with no effect on the cash flow.

Exchange and monetary losses are part of the net financial result, which includes also the effects of financial revenues and expenses, mark-to-market of shareholders’ debentures and derivatives. The net financial result reduced earnings before taxes by US$ 2.548 billion.

Financial revenues were US$ 120 million, in line with US$ 119 million in 1Q12, and financial expenses decreased to US$ 559 million from US$ 613 million in the previous quarter.

(6)  Excluding the effect of the US dollar appreciation and volumes.

(7)  Equity income, exchange and monetary losses, non-recurring losses from the divestment of assets, mark-to-market of shareholders’ debentures and non-cash effects of derivatives.

(8)  For a detailed description of effects of currency price changes on our financial performance please see the box “Effects of currency price volatility on Vale’s financial performance”, pg. 15,  Continuing to create value, Performance of Vale in 3Q11, October 26, 2011, available in our website, www.vale.com on the Investors section, under Press Releases.

Non-cash charges determined by the mark-to-market of shareholders’ debentures were US$ 67 million, against US$ 101 million in the previous quarter, contributing to increase financial expenses but with no impact on cash flow.

Mark-to-market of derivatives showed a non-cash loss of US$ 416 million compared to a gain of US$ 296 million in 1Q12. There was a positive cash effect of US$ 226 million against US$ 182 million in 1Q12.

Breakdown of the effect of derivatives:

•             Currency and interest rate swaps resulted in a negative non-cash effect of US$ 459 million. There was a positive impact on cash flow of US$ 185 million.

•             Nickel derivatives produced a positive non-cash charge of US$ 43 million. There was a positive cash flow impact of US$ 41 million.

•             Derivative transactions related to bunker oil did not have any impact.

Equity income from affiliated companies totaled US$ 158 million in 2Q12, against US$ 243 million in the previous quarter. The major contributors were the non-consolidated affiliates in the bulk materials business with US$ 186 million and in logistics with US$ 15 million.

Individually, the greatest contributors to equity income were Samarco (US$ 140 million), Hispanobras (US$ 29 million) and MRS (US$ 19 million).

CASH GENERATION

Cash generation, as measured by adjusted EBITDA, totaled US$ 5.119 billion in 2Q12, US$ 154 million above the 1Q12 figure. If we exclude the non-recurring accounting losses caused by asset divestitures, adjusted EBITDA was US$ 5.496 billion, 10.7% higher than 1Q12.

Excluding this non-cash effect, the main factors underlying the increase of US$ 531 million were the higher volumes sold and the positive effect on COGS of the USD appreciation, which were partly offset by lower realized prices and higher COGS(9). Over the last 12-month period ended June 30, 2012, adjusted EBITDA was US$ 27.111 billion.

In 2Q12, dividends received from non-consolidated affiliates totaled US$ 112 million, against US$ 60 million in 1Q12. The major contributors were Norsk Hydro, US$ 47 million, Nibrasco, US$ 26 million, and Itabrasco, US$ 18 million.

Disregarding R&D expenditures and miscellaneous items - which reduced adjusted EBITDA — and the non-recurring losses, the share of bulk materials in cash generation increased to 92.4% in 2Q12 from 89.4% in 1Q12, while base metals tumbled to 4.3% from 7.7%. The share of fertilizers was 3.1%, and logistics contributed with 0.2%.

Table 5 - ADJUSTED EBITDA

US$ million	2Q11	1Q12	2Q12
Net operating revenues	14,989	11,054	11,893
COGS	(5,721)	(5,690)	(6,015)
SG&A	(434)	(529)	(615)
Research and development	(363)	(299)	(359)
Other operational expenses	(724)	(686)	(604)
Gain (loss) on sale of assets	—	—	(377)
Adjusted EBIT	7,747	3,850	3,923
Depreciation, amortization & exhaustion	979	1,055	1,084
Dividends received	343	60	112
Adjusted EBITDA	9,069	4,965	5,119

(9)  Excluding the effect of the US dollar appreciation and volumes.

Table 6 - ADJUSTED EBITDA BY BUSINESS AREA

US$ million	2Q11	1Q12	2Q12
Bulk materials	8,524	4,845	5,490
Ferrous minerals	8,500	4,774	5,597
Coal	24	71	(107)
Base metals	754	416	255
Fertilizer nutrients	209	169	183
Logistics	80	(8)	14
Gain (loss) on sale of assets	—	—	(377)
Others	(498)	(457)	(446)
Total	9,069	4,965	5,119

INVESTMENTS

Our long-term strategy prioritizes organic growth as the main source of value creation through the investment in long-life, low-cost, world-class assets, in accordance  with principles of discipline in capital allocation. Given the strategic priorities for the allocation of the cash flow, investment planning aims to both maintain a sound balance sheet while satisfying of shareholders’ aspirations for dividends.

Investments amounted to US$ 4.287 billion in 2Q12. US$ 2.864 billion was spent on project execution, US$ 396 million on research and development (R&D), and US$ 1.027 billion on the maintenance of existing operations.

Capex — excluding acquisitions — in the first half of the year totaled US$ 7.964 billion, with an increase of US$ 1.185 billion over the US$ 6.779 billion invested in the same period of 2011. Our investments reflect the focus on organic growth as the key strategic priority. Of the total expenditures, 76 % was allocated to finance growth, involving project execution and R&D.

The sustaining capex of US$ 1.027 billion in 2Q12 was concentrated in iron ore and base metals. The maintenance investments in iron ore included: (i) the replacement and acquisition of new equipment (US$ 140.6 million), (ii) the expansion of tailing dams and residual stockpiles (US$ 50.1 million), (iii) infrastructure enhancement (US$ 32.8 million) and (iv) initiatives to enhance the current standards of health and safety and environmental initiatives (US$ 34.3 million). Furthermore, there were investments to  develop the ore bodies, increase recovery rate levels and improve grades in the nickel mines (US$  81.6 million), the Clean AER (atmospheric emission reduction) project to significantly reduce air pollution in Canada (US$ 28.8 million) and for the acquisition of equipment related to the improvement of production processes in the copper mines (US$ 39.0 million).

In 2Q12, R&D investments comprised expenditures of US$ 146 million in mineral exploration, US$ 167 million in conceptual, pre-feasibility and feasibility studies for projects, and US$ 82 million to develop new processes and for technological innovations and adaptation of technologies.

Investments of US$ 2.390 billion were made in the bulk materials business, US$ 1.038 billion in base metals, US$ 516 million in fertilizer nutrients, US$ 130 million in logistics services for general cargo, US$ 71 million in power generation, US$ 37 million in steel projects and US$ 105 million in corporate activities and other business segments.

Important milestones were reached in relation to the implementation of the two largest projects in our portfolio: Carajás S11D, and Moatize II/Nacala.

We obtained the preliminary environmental license (LP) for the iron ore project Carajás S11D (S11D). The LP is part of the project’s first phase of licensing and attests to its environmental feasibility. S11D is the largest project in Vale’s history and also in the iron ore industry, being our major lever for production capacity growth and for maintaining Vale’s undisputed leadership in the global market in terms of volume, cost and quality.

Located in the Southern Range of Carajás, in the state of Pará, Brazil, with an estimated capex of US$ 8.039 billion for the development of the mine and processing plant, the project has a nominal capacity of 90 million metric tons per year (Mtpy) of iron ore with an average ferrous content of 66.48% and low concentration of impurities. Operations are expected to start in the second half of 2016.

Some innovative features are embedded in S11D, such as truckless mining, dry ore processing and modular assembling of the processing facilities, entailing lower operating and capex costs, more efficient use of the reserves, water saving, reduction in the consumption of electricity and a 50% cut in the emission of greenhouse gases.

As a huge greenfield project, S11D demands a high capex per ton, US$ 216, which is mostly due to the need to make large investments — estimated to reach US$ 11.4 billion - in the extension of the existing logistics infrastructure - the Carajás railroad and the Ponta da Madeira maritime terminal — which will allow for the handling of 230 Mtpy of iron ore.

On the other hand, the project will contribute to improve the average quality of our iron ore production, to lower average operating costs and to create a new platform for low capex cost brownfield projects given the very large resources existing in the iron ore deposits located in the Southern Range of Carajás.

This month we signed this month 30-year concession agreements with the government of Mozambique(10) comprising the greenfield railway stretches connecting Moatize to the border of Malawi, and the current end of the existing railway in northern Mozambique to Nacala-à-Velha, as well as the building and operation of the Nacala-à-Velha coal maritime terminal, on the northeastern coast of Mozambique.

The agreements with the governments of Mozambique and Malawi(11) open the door for the acceleration of the construction of the Nacala corridor, which will enable the transportation of up to 18 Mtpy of coal.

Also in July, Vale signed with the government of Argentina a memorandum of intentions (Acta Acuerdo), which is a fundamental step towards the agreements that will provide a regulatory roadmap to facilitate the project development.

The rise in engineering and construction costs caused by the significant increase in global mining capex, delays in project execution and commissioning, and additional efforts to keep the implementation schedule, are causing a number of cost pressures on our investments. As a consequence, our Board of Directors approved capex budget increases for four projects: (a) Salobo, to US$ 2.507 billion from US$ 2.337 billion; (b) Salobo II, to US$ 1.707 billion from US$ 1.427 billion; (c) CLN 150, to US$ 4.114 billion from US$ 3.477 billion;

(10)  The concessions are renewable for an additional 10-year term.

(11)  The concession agreement with the government of Malawi was signed in 1Q12.

and (d) Tubarão VIII, to US$ 1.088 billion from US$ 968 million. The changes resulted from the continuous risk analysis performed by Vale’s PMO team.

In 2Q12, the Board of Directors approved the Itabiritos Cauê iron ore project, which consists of the adaptation of the plant to process low-grade hard itabirites from Minas do Meio, located in the Southeastern System, Minas Gerais, Brazil. The capex budget is US$ 1.504 billion for a nominal capacity of 24 Mtpy. The project will not add production capacity to our operations given that it will replace capacity lost due to the impoverishment of resources in the Iron Quadrangle area in Brazil. The adapted plant will allow for the concentration of low-grade ores into high grades, allowing for the quality improvement of our supply of iron ore.

Salobo, our second greenfield copper project and with an estimated capacity of 100,000 tpy of copper in concentrates, has started the ramp up with the two lines running since June.

Portfolio asset management

Vale’s growth and sustainable value creation strategy encompasses a multilane road, in which active portfolio asset management is a very important tool to optimize capital allocation and focus management attention. The priority is to divest non-core and underperforming assets, which we do not believe to be the best owner.

In 2Q12, we concluded the divestiture of kaolin assets, with the sale of the 61.5% stake on CADAM. Moreover, the Colombian thermal coal assets were sold for US$ 407 million and we signed this month an agreement, still subject to regulatory approvals, to divest the French and Norwegian manganese ferroalloy operations for US$ 160 million.

To continue optimizing the corporate structure and to widen our exposure to the global iron ore market, Vale acquired an additional stake of 10.5% in EBM, a privately held company whose only asset is 51.0% of MBR, owner of the Southern System, for US$ 437 million. As a result of the acquisition, Vale will increase its share in EBM to 96.7% and on MBR to 98.3%.

Table 7 - TOTAL INVESTMENT BY CATEGORY

US$ million	2Q11%		1Q12%		2Q12%
Organic growth	3,075	76.2	2,830	77.0	3,260	76.0
Projects	2,656	65.8	2,534	68.9	2,864	66.8
R&D	419	10.4	296	8.1	396	9.2
Stay-in-business	960	23.8	847	23.0	1,027	24.0
Total	4,036	100.0	3,677	100.0	4,287	100.0

Table 8 - TOTAL INVESTMENT BY BUSINESS AREA

US$ million	2Q11%		1Q12%		2Q12%
Bulk materials	1,553	38.5	1,969	53.5	2,390	55.8
Ferrous minerals	1,253	31.1	1,772	48.2	2,041	47.6
Coal	300	7.4	196	5.3	349	8.1
Base metals	1,078	26.7	881	24.0	1,038	24.2
Fertilizer nutrients	293	7.3	327	8.9	516	12.0
Logistics services	842	20.9	96	2.6	130	3.0
Power generation	105	2.6	74	2.0	71	1.6
Steel	43	1.1	225	6.1	37	0.9
Others	122	3.0	106	2.9	105	2.4
Total	4,036	100.0	3,677	100.0	4,287	100.0

•                      Main approved projects under construction

The pipeline of main projects approved by the Board of Directors, and under construction, is detailed in this section. Estimated start-up dates may be revised due to changes caused by several factors, including delays in environmental permits.

	Estimated	Realized capex US$ million	Expected capex US$ million
Project	start-up	2012	2012	Total	Status(1)
IRON ORE MINING AND LOGISTICS

Carajás Additional 40 Mtpy Construction of an iron ore dry processing plant, located in Carajás, Pará, Brazil. Estimated nominal capacity of 40 Mtpy.	2H13	323	622	2,968

Civil engineering work and electromechanical pre-assembly continue in progress. Continue executing earthworks services to install the conveyor belt. Earthwork services for stockyard were completed.
Issuance of operation license (LO) expected for 2H13.
62% of physical progress of mine and plant. Total executed capex of US$ 1.8 billion.

CLN 150 Mtpy Increase Northern system railway and port capacity, including the construction of a fourth pier at the Ponta da Madeira maritime terminal, located in Maranhão, Brazil. Increase estimated EFC’s nominal logistics capacity to approximately 150 Mtpy.	1H14	549	1,085	4,114

Construction of Pier IV at Ponta da Madeira maritime terminal is being finalized. Ongoing assembly of loading equipment. Work on the car dumpers and stockyard continues. Ongoing earthwork services for the railway.
Issuance of the required railway installation licenses (LI) expected for 2H12.
77% of physical progress. Total executed

	Estimated	Realized capex US$ million	Expected capex US$ million
Project	start-up	2012	2012	Total	Status(1)
					capex of US$ 2.8 billion.

Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil. Estimated nominal capacity of 90 Mtpy.	2H16	258	794	8,039

Finalized the earthworks for the construction of the access road, initiated paving. Receiving equipment for the truckless mining system and materials for the conveyor belts. Initiated off-site assembly of modules.
Preliminary environmental license (LP) issued. Issuance of installation license (LI) expected for 1H13.
33% of physical progress. Total realized capex of US$ 1.3 billion.

Serra Leste Construction of new processing plant, located in Carajás, Pará, Brazil Estimated nominal capacity of 6 Mtpy.	1H13	60	239	478

Civil engineering work for the plant concluded. Assembly of metal structures and primary crusher equipment.
Issuance of installation licenses (LI) expected for 2H12.
49% of physical progress. Total executed capex of US$ 203 million.

Conceição Itabiritos Construction of concentration plant, located in the Southeastern system, Minas Gerais, Brazil. Estimated nominal capacity of 12 Mtpy.	2H13	101	184	1,174

Installation license (LI) for the power transmission line was issued. Civil engineering of the primary crusher completed. Ongoing electromechanical assembly of equipment and metallic structures.
91% of physical progress. Total executed capex of US$ 654 million.

Vargem Grande Itabiritos Construction of new iron ore treatment plant, located in the Southern system, Minas Gerais, Brazil. Estimated nominal capacity of 10 Mtpy.	1H14	207	429	1,645

Heavy equipment received and assembly already started. Civil engineering work and earthworks in progress.
Installation license (LI) issued. Installation license for the power transmission line expected for 2H12.
60% of physical progress. Total executed capex of US$ 635 million.

Conceição Itabiritos II Adaptation of the plant to process low-grade itabirites from Conceição, located in the Southeastern system, Minas Gerais, Brazil. Estimated nominal capacity of 19 Mtpy (without additional net capacity).	2H14	105	297	1,189	Heavy equipment received and assembly in progress. Assembly of the primary crushers concluded. Installation licenses (LI) issued. 41% of physical progress. Total executed capex of US$ 263 million.

Cauê Itabiritos Adaptation of the plant to process low-grade itabirites from Minas do Meio, located in the Southeastern system, Minas Gerais, Brazil.	2H15	15	112	1,504	Recently approved project in early stages of development. Ongoing vegetation clearing. 8% of physical progress. Total executed capex of US$ 37 million.

	Estimated	Realized capex US$ million	Expected capex US$ million
Project	start-up	2012	2012	Total	Status(1)
Estimated nominal capacity of 24 Mtpy (without additional net capacity).

Simandou I — Zogota Development of the Zogota mine and processing plant in Simandou South, Guinea. Estimated nominal capacity of 15Mtpy	2H12	157	380	1,260	Initial production phase with the mobile crushing equipment expected to start in 2H12, with estimated capacity of 2 Mtpy.

Teluk Rubiah Construction of a maritime terminal with enough depth for the 400,000 dwt vessels and a stockyard. Located in Teluk Rubiah, Malaysia. Stockyard capable of handling up to 30 Mtpy of iron ore products.	1H14	97	367	1,371

Civil engineering work on the auxiliary jetty was concluded, while the main jetty construction is ongoing. Earthworks in progress at the stockyard.
Preliminary environmental license, construction and installation license issued. Issuance of operation license expected for 1H14.
27% of physical progress. Total executed capex of US$ 312 million.

PELLET PLANTS

Tubarão VIII Eighth pellet plant at our existing site at the Tubarão Port, Espírito Santo, Brazil. Estimated nominal capacity of 7.5 Mtpy.	1H13	131	239	1,088

Mechanical assembly of the ball mills was concluded. Conclusion of the assembly of equipment and metallic structures. Hiring of services for civil engineering and assembly of windfences. Substitution of the firms responsible for equipment assembly.
Issuance of operation license (LO) expected for 2H12.
89% of physical progress. Total executed capex of US$ 743 million.

Samarco IV(2) Construction of Samarco’s fourth pellet plant, and expansion of mine, pipeline and maritime terminal infrastructure. Vale has a 50% stake in Samarco. Estimated nominal capacity of 8.3 Mtpy, increasing Samarco’s capacity to 30.5 Mtpy.	1H14	—	—	1,693

Earthwork services are almost complete. Advanced construction work on the slurry pipeline, with all pipes received.
No pending installation licenses (LI).
43% of physical progress of the pellet plant. Budget fully sourced by Samarco.

COAL MINING AND LOGISTICS

Moatize II New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique. Nominal capacity of 11 Mtpy (70% coking coal and 30% thermal).	2H14	145	499	2,068	Ongoing earthworks for the new CHPP and main access road. No pending installation licenses (LI). 16% of physical progress. Total executed capex of US$ 218 million.

	Estimated	Realized capex US$ million	Expected capex US$ million
Project	start-up	2012	2012	Total	Status(1)
Nacala corridor Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. Estimated nominal capacity of 18 Mtpy.	2H14	174	691	4,444

Signing of the concession agreement with the government of Mozambique for the greenfield railway segments connecting Moatize to the border of Malawi, and linking the existing railway to Nacala-à-Velha, and also of the concession agreement for Nacala-à-Velha coal maritime terminal, in Mozambique.
Earthwork services initiated in Malawi.
5% of physical progress. Total executed capex of US$ 212 million.

Eagle Downs(2) New underground mine development including longwall, CHPP, as well as all related infrastructure, located in the Bowen Basin, central Queensland, Australia. Vale holds 50% of the joint venture which owns Eagle Downs. Estimated nominal capacity of 4 Mtpy (100% coking coal)	1H16	18	87	875	Environmental license and mining lease already obtained. Project in early stage of development, with only 4% of physical progress. Total executed capex of US$ 37 million.

COPPER MINING

Salobo Development of mine, plant, and related infrastructure, located in Marabá, Pará, Brazil. Estimated nominal capacity of 100,000 tpy of copper in concentrate.	1H12	190	296	2,507	Two lines of production running since June 2012. 99% of physical progress. Total executed capex of US$ 2.2 billion.

Salobo II Salobo expansion, raising height of tailing dam and increase in mine capacity, located in Marabá, Pará, Brazil Additional estimated nominal capacity of 100,000 tpy of copper in concentrate.	1H14	236	581	1,707

Civil engineering and electromechanical assembly of equipment in progress.
Issuance of plant operation license (LO) expected for 1H14.
59% of physical progress. Total executed capex of US$ 589 million.

Konkola North(2) Development of underground mine, plant and related infrastructure, located in the Zambian Copperbelt. Vale holds 50% of the joint venture that controls the project. Estimated nominal capacity of 45,000 tpy of copper in concentrate.	2H12	—	—	235

Civil engineering works were concluded. Electromechanical assembly of all the equipment on site is almost concluded.
Environmental license was issued.
72% of physical progress. Total executed capex of US$ 152 million.
This project is being funded by the JV.

NICKEL MINING AND REFINING

	Estimated	Realized capex US$ million	Expected capex US$ million
Project	start-up	2012	2012	Total	Status(1)
Long Harbour Hydrometallurgical facility. Located in Long Harbour, Newfoundland and Labrador, Canada. Estimated nominal capacity for refining 50,000 tpy of finished nickel, and associated copper and cobalt.	2H13	603	1,208	3,600

Ongoing civil engineering. Assembly of metallic structures, and of electronic and mechanical equipment. Main equipment have already been received.
69% of physical progress. Total executed capex of US$ 2.3 billion.

Totten Nickel mine (re-opening) in Sudbury, Ontario, Canada. Estimated nominal capacity of 8,200 tpy	2H13	62	157	759	Improvement works in the shaft and construction of the main supply duct. 64% of physical progress. Total executed capex of US$ 464 million.

POTASH MINING AND LOGISTICS

Rio Colorado Investments in a solution mining system, located in Mendoza, Argentina, renovation of railway tracks (440 km), construction of a railway spur (350 km) and a maritime terminal in Bahia Blanca, Argentina. Estimated nominal capacity of 4.3 Mtpy of potash (KCl).	2H14	616	1,081	5,915

Equipment for the railway construction received.
Environmental licenses for the construction of the new railway and agreements with four Argentinean provinces have been obtained.
35% of physical progress. Total executed capex of US$ 1.4 billion.

ENERGY

Biodiesel Project to produce biodiesel from palm oil. Plantation of 80,000 ha of palm trees. Located in Pará, Brazil. Estimated nominal capacity of 360,000 tpy of biodiesel.	2015	61	227	633	Planting palm trees. Issuance of preliminary environmental license (LP) and construction and installation license (LI) expected for 2H13. Total executed capex of US$ 404 million.

STEELMAKING

CSP(2) Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpy.	1H15	233	563	2,648

The project implementation started in December 2011. Earthworks initiated on site.
Preliminary environmental license (LP) and installation license (LI) obtained.
Total executed capex of US$ 514 million.

(1) as of June 2012

(2) Realized and expected capex are relative to Vale’s stake in the projects.

DEBT INDICATORS

Total debt was US$ 25.518 billion as of June 30, 2012, increasing by US$ 579 million when compared to the position on March 31, 2012, of US$ 24.939 billion.

Given the exposure of the mining business to cyclicality and, ultimately, cash flow volatility, we have a strong focus on maintaining a low-risk debt portfolio, with low leverage, low cost and long average maturity.

As of June 30, 2012, cash holdings reached US$ 4.082 billion and net debt (c) was US$ 21.436 billion.

The average debt maturity remained at 9.4 years and the average cost decreased to 4.61% per annum, against 4.69% per annum on March 31, 2012.

Debt leverage, as measured by total debt/LTM adjusted EBITDA (d) ratio, increased to 0.94x on June 30, 2012, up from 0.80x on March 31, 2012. The total debt/enterprise value (e) was 20.1% on June 30, 2012, against 17.3% on March 31, 2012.

Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment ratio (f), was 24.5x, compared to 27.5x on March 31, 2012.

Considering hedge positions, the total debt on June 30, 2012 was composed by 24% of floating interest rates and 76% fixed interest rates linked debt, while 97% was denominated in US dollars and the remainder in other currencies.

Table 9 - DEBT INDICATORS

US$ million	2Q11	1Q12	2Q12
Total debt	24,459	24,939	25,518
Net debt	11,232	20,017	21,436
Total debt / adjusted LTM EBITDA (x)	0.7	0.8	0.9
Adjusted LTM EBITDA / LTM interest expenses (x)	28.4	27.5	24.5
Total debt / EV (%)	13.9	17.3	20.1

FUND RAISING

One of the guidelines of our financial policy is the diversification of sources and instruments for fund raising.

In 2Q12 the financial settlement of US$ 1.25 billion 2022 @4.375% per annum notes took place. We also made some disbursements from the long-term credit lines extended by official credit agencies — Bank of China US$ 244 million, Korea Exim Corp US$ 87 million and BNDES US$ 45 million — to finance projects.

This month we priced and concluded the financial settlement of the EUR 750 million notes due in January 2023, with a coupon rate of 3.750% per annum, payable annually. The notes, the second Eurobond in our debt portfolio, were priced with a spread of 225.7 basis points over the German bund, implying a yield to maturity of 3.798% per year.

On June 15, 2012 Vale’s mandatory convertible notes (MCN) series VALE-2012 and VALE.P-2012 matured and were converted into common and preferred American Depositary Shares (ADSs), respectively. The MCN is a hybrid security with debt and equity-like features, which is not recorded as debt.

VALE-2012 was converted into ADSs representing a total of 15,836,884 common shares, equivalent to 1.3% of outstanding common shares, and the series VALE.P-2012 notes represented 40,241,968 preferred class A shares, equivalent to 2.2% of outstanding preferred class A shares.

PERFORMANCE OF THE BUSINESS SEGMENTS

Bulk materials

Ferrous minerals

In 2Q12, operations experienced a marked improvement from the lower production and shipment levels in the previous quarter. Sales of iron ore and pellets reached 75.255 Mt, 15.4% above 1Q12. Iron ore shipments amounted to 62.978 Mt, 14.9% higher than 1Q12, while pellets sales reached 12.227 Mt, 18.1% above 1Q12 and an all-time high quarterly figure.

The average sale price of iron ore was US$ 103.29 per metric ton, 5.5% lower than 1Q12. The average pellet price was US$ 159.00 per metric ton, 2.0% below the previous quarter.

Lower average market prices, the lower quality premium, and the lower quarterly VRP prices(12) were the main forces driving realized prices downward in 2Q12 comparing to 1Q12, while lower bunker oil prices and less moisture mitigated that decline.

It is important to note that reported revenues for iron ore and pellets are net of the costs of maritime freight, meaning that FOB prices are comparable to CFR prices. In 2Q12, Vale sold 28.1 Mt of iron ore and pellets on a CFR basis, against 20.9 Mt in 1Q12.

Vale is building a global distribution network in order to gain more flexibility and competitiveness, particularly in Asia. Moreover, distribution centers will have blending facilities that will enhance our capacity

(12)  VRP: The 3-month average price index for the period ending one month before the onset of the current quarter. For more detailed information on iron ore pricing dynamics, please refer to the Iron Ore Pricing box.

to sell tailor-made products to clients. It comprises a dedicated fleet of 19 proprietary and 16 leased 400,000 dwt Valemax vessels, 13 proprietary VLOCs and 12 proprietary Capesizes, iron ore distribution centers (DCs) in the Middle East and Southeast Asia and floating transfer stations (FTS)(13).

One of the implications of the distribution network is the increase in inventories represented by volumes stored at the DCs and FTS and eventually on board the ships. In addition, there are some stocks of pellet feed shipped from the iron ore mines in Brazil to supply the Oman pellet operations.

The sales of iron ore and pellets to China decreased to 43.7% in 2Q12 from 47.2% in 1Q12, but the volume sold increased to 32.9 Mt in 2Q12 from 30.8 Mt in the first quarter. Meanwhile, Europe’s share increased to 19.6% from 16.2% in 1Q12, due to a very weak first quarter and a return to 2Q11 volumes by Germany and France, while Italy and Turkey experienced new demand growth. Japan’s share decreased to 9.5% from 11.1% in the previous quarter, but remained the same volume-wise at 7.2 Mt.

In 2Q12, 510,000 metric tons of manganese ore were sold, representing a 61.4% increase over 1Q12, partially offset by the decrease of 7.1% in the average realized prices, US$ 123.53 per metric ton. Revenues from the sale of manganese reached US$ 63 million, up from US$ 42 million in 1Q12.

Sales of ferroalloys amounted to 99,000 metric tons, just under the 103,000 metric tons sold in the previous quarter, and generated US$ 129 million of revenues, against US$ 124 million in 1Q12. The average realized price increased to US$ 1,303.03 per metric ton from US$ 1,203.88 in 1Q12. On July 10, 2012, Vale signed a agreement to sell its manganese ferroalloys operations in Europe — Dunkerque and Mo I Rana.

Sales of ferrous minerals products — iron ore, pellets, manganese and ferroalloys — generated a total revenue of US$ 8.658 billion in 2Q12, increasing 10.3% vis-à-vis the US$ 7.851 billion in the previous quarter.

The adjusted EBIT margin for the ferrous minerals business was 57.6% in 2Q12, increasing from 54.7% in 1Q12.

Adjusted EBITDA for the ferrous minerals operations totaled US$ 5.575 billion in 2Q12, increasing 16.8% compared to 1Q12. If we exclude the non-recurring accounting loss from the sale of manganese ferroalloys assets in Europe, adjusted EBITDA was US$ 5.597 billion. The quarter-over-quarter increase in adjusted EBITDA was mainly due to the impact of higher sales volumes (US$ 863 million), a positive exchange rate effect (US$ 218 million), higher dividends from non-consolidated affiliated companies (US$ 65 million), lower SG&A (US$ 22 million) and lower COGS (US$ 14 million), which were partly offset by the negative impact of lower prices (US$ 359 million).

On July 1, 2012, Vale signed a 3-year leasing contract involving the assets of its affiliated pellet company, Hispanobras, to improve the efficiency and synergies of its pelletizing portfolio in Brazil. Starting in 3Q12, Vale will consolidate 100% of Hispanobras’ pelletizing operations in its financial statements.

The leasing of the Hispanobras assets will have some accounting implications, affecting revenues and costs. For a detailed description of the accounting impacts please see the 2Q08 Performance of Vale report, August  6, 2008, annex 1 — Effects of the lease of pelletizing plants from Nibrasco and Kobrasco, pp.23-24, available in our website, www.vale.com on the Investors section, under Press Releases.

(13)  As of June 2012, 8 proprietary and 5 leased Valemaxes were in operation. The DC in Malaysia, Teluk Rubiah, is under construction and is expected to start up in 1H14.

IRON ORE PRICING

In recent years structural changes in the global iron ore market were put in motion. This process was unleashed by the behavior of iron ore demand from emerging economies, in particular China, which have led global economic growth with large metal-intensive expansion projects in manufacturing, housing and infrastructure.

The strong demand for iron ore in China led to the creation of a large spot market.  In 2011, the Chinese spot market accounted for approximately 50% of the total Chinese imports of iron ore or 30% of the seaborne market.

One of the natural consequences of the more dynamic environment for metals markets was the replacement of the old benchmark iron ore pricing system by more flexible pricing mechanisms. Unlike bilaterally determined prices, market determined prices tend to reflect the flow of information into the marketplace, possessing the capacity to promote rapid market rebalancing and to issue the relevant signals for the decision making processes of its participants. Moreover, they bring more transparency, while price discovery becomes much less costly.

As a part of the convergence to flexibility, some pricing formulas have being coexisting, though all use spot market price indices as a reference. Currently, almost one-fifth of our sales are being priced according to the 3-month average price index for the period ending one month before the onset of the current quarter (VRP), about a half of them are pegged to the current quarter average price index, and the remainder to monthly averages and spot prices. Given that at the beginning, in 2010, 100% of our shipments were priced through the VRP system, it seems that iron ore pricing is moving towards the capture of the influence of more contemporaneous information flows.

A group of factors contributes to create differences between the average price of our shipments and the iron ore price index used as a reference and for quarterly variations of both variables: moisture content, freight prices, quality, premium for quality, product type, and the composition of sales by pricing system.

Price indices are quoted on a dry basis, so they must be converted to a wet basis using the moisture content of shipments, which tends to show slight changes over time, being higher during the rainy season. Thus, the higher the moisture content the lower the realized price.

In order to convert CFR prices — price indices are expressed on a CFR China basis - into FOB prices, the cost of maritime freight is deducted. The long-term Brazil-China freight price employed by Vale is affected in the short-term by the variations of bunker oil prices arising from oil price volatility.

Currently, it is temporarily higher than spot freight prices given the excess supply of dry bulk shipping tonnage to the market, a cyclical phenomenon. However, the strategy of building a global distribution network, in which a fleet of bulk carriers is a key instrument, has been successful in promoting flexibility and enhancing the competitiveness of our products in Asia.

Quality and its price premium contribute to increase our realized prices in relation to the 62% Fe content price indices.

Given the cyclically weaker demand for iron ore and negative expectations about global economic growth, the price premium has been exerting downward pressure on realized prices in addition to the decline in price indices. The average price premium for 1% Fe content fell sequentially to US$ 3.33 in 2Q12 from US$ 5.18 in 3Q11(14).

(14)  The average price premium for 1% Fe content was US$ 4.10 in 4Q11 and US$ 3.75 in 1Q12.

As one of the consequences of the impoverishment of resources in the Iron Quadrangle — where the Southeastern and Southern Systems are located — the average quality of our iron ore has suffered some decrease, particularly due to higher silica content, thus affecting negatively our sales prices. It is a temporary factor, that tends to be less important in a stronger growth environment and will be eliminated with the expansion of Carajás production, through the Additional 40Mtpy and S11D projects, as well as new projects in the Southeastern and Southern Systems to produce high quality concentrates.

Vale sells small volumes — an average of 3 Mt per quarter - of low Fe run-of-mine (ROM) ores in the Brazilian market. Even adjusting by Fe units, ROM prices are lower than regular iron ore prices due to the fact that it is a non-processed material.

Given different quoting periods, the composition of shipments by pricing system affects quarterly prices. Although the share of VRP in our total shipments has been diminishing over time, it is a source of discrepancy from current market prices. When prices are trending downward it provides a cushion to quarterly realized sales prices, acting to smooth the decline. However, when market prices stabilize or trend upward VRP contributes to lower realized prices below current market prices.

In 2Q12, lower average market prices, quality, VRP and ROM sales were the main forces driving realized prices downward, while lower bunker oil prices and less moisture contributed to soften the decline in realized prices.

Table 10 - FERROUS MINERALS BUSINESS PERFORMANCE

VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	2Q11%		1Q12%		2Q12%
Americas	12,521	17.2	10,987	16.9	11,060	14.7
Brazil	11,026	15.1	9,666	14.8	9,151	12.2
Steel mills and pig iron producers	9,840	13.5	8,553	13.1	7,953	10.6
JVs pellets	1,186	1.6	1,113	1.7	1,198	1.6
USA	—	—	213	0.3	486	0.6
Others	1,496	2.1	1,108	1.7	1,423	1.9
Asia	44,051	60.4	41,895	64.3	47,181	62.7
China	30,568	41.9	30,800	47.2	32,896	43.7
Japan	8,034	11.0	7,208	11.1	7,180	9.5
South Korea	3,929	5.4	3,349	5.1	4,772	6.3
Others	1,520	2.1	538	0.8	2,333	3.1
Europe	14,650	20.1	10,546	16.2	14,742	19.6
Germany	5,301	7.3	4,050	6.2	5,839	7.8
United Kingdom	852	1.2	605	0.9	530	0.7
France	1,723	2.4	776	1.2	1,199	1.6
Italy	2,987	4.1	2,135	3.3	3,451	4.6
Turkey	504	0.7	515	0.8	1,025	1.4
Spain	775	1.1	905	1.4	847	1.1
Netherlands	1,199	1.6	749	1.1	447	0.6
Others	1,308	1.8	811	1.2	1,404	1.9
Middle East	1,052	1.4	1,415	2.2	1,563	2.1
Rest of the World	623	0.9	350	0.5	709	0.9
Total	72,897	100.0	65,193	100.0	75,255	100.0

OPERATING REVENUE BY PRODUCT

US$ million	2Q11	1Q12	2Q12
Iron ore	9,102	5,987	6,505
Pellet plant operation services	9	10	9
Pellets	2,113	1,688	1,952
Manganese ore	51	42	63
Ferroalloys	150	124	129
Total	11,425	7,851	8,658

AVERAGE SALE PRICE

US$/ metric ton	2Q11	1Q12	2Q12
Iron ore	145.30	109.26	103.29
Pellets	206.07	162.29	159.00
Manganese ore	182.14	132.91	123.53
Ferroalloys	1,485.15	1,203.88	1,303.03

VOLUME SOLD

‘000 metric tons	2Q11	1Q12	2Q12
Iron ore	62,644	54,793	62,978
Pellets	10,253	10,400	12,277
Manganese ore	280	316	510
Ferroalloys	101	103	99

Coal

In 2Q12, coal revenues totaled US$ 276 million, a record for a second quarter, but 29.0% lower than the US$ 389 million in 1Q12. Both sales prices and volumes affected the drop in revenues.

Total coal shipments were 2.259 Mt in 2Q12, 18.4% lower than the 2.769 Mt in 1Q12, although a record for a second quarter. Coal shipments were comprised of 1.152 Mt of metallurgical coal — vs. 1.199 Mt in 1Q12 — and 1.107 Mt of thermal coal — vs. 1.570 Mt in 1Q12.

Our met coal operations at Carborough Downs have been suspended since May 31, 2012, after the detection of abnormal levels of carbon monoxide in the mine. We have already begun recovery activities in order to allow for longwall mining to restart, while monitoring very closely in real time the gas levels in the mine.  We estimate that mining should be normalized during 3Q12.

The impact in volumes from the stoppage of the operations at Carborough Downs was partly mitigated by the continuation of the ramp-up of the first phase of the Moatize coal project, in Mozambique, which is moving ahead as planned.

Moatize is an important part of our business strategy as a long life, low cost, world-class asset, which will provide the scale, cost structure and quality required - Chipanga premium HCC (hard coking coal) and typical HCC — to be one of our key sources of shareholder value creation. As brand sensitivity is still relevant in the market for met coal, we are shipping trial cargoes to clients in China, Japan, Korea, India and Europe. The feedback from clients has been very good and we are entering in a phase in which our shipments are composed of these cargoes and commercial sales.

The decrease in thermal coal volumes was mainly due to the sale of the thermal coal assets in Colombia, including El Hatillo, announced on May 28, 2012 and concluded at the end of June. The sale of the coal assets is part of our effort to optimize our asset portfolio.

Revenues from shipments of met coal were US$ 197 million, 21.6% lower than the last quarter, mainly due to the decrease in the average realized prices to US$ 171.13 per metric ton from US$ 209.53 in 1Q12. After the 2011 supply shock, arising from the disruption of Australian production and exports, prices have trended down in line with the slower growth of global steel consumption. At the same time, spot prices for HCC have converged to the levels of benchmark prices and Chinese domestic market prices.

Revenues from sales of thermal coal fell to US$ 79 million from US$ 137 million in 1Q12, being mostly impacted by lower volumes sold and, to a lesser extent, by the drop in average sale prices to US$ 70.97 per metric ton from US$ 87.58 in 1Q12.

Adjusted EBITDA for the coal business was a negative US$ 462 million. Excluding the non-recurring accounting loss from the sale of thermal coal assets in Colombia, adjusted EBITDA was negative US$ 107 million, against US$ 71 million in 1Q12.

The decrease of US$ 178 million is explained by several factors: (i) lower sales prices, US$ 63 million; (ii) no dividends received from non-consolidated affiliated companies versus US$ 60 million in the last quarter; (iii) higher COGS, US$ 8 million; (iv) higher SG&A expenses, US$ 42 million; and (v) lower volumes sold, US$ 5 million.

Table 11 - COAL BUSINESS PERFORMANCE

OPERATING REVENUE BY PRODUCT

US$ million	2Q11	1Q12	2Q12
Thermal coal	139	137	79
Metallurgical coal	117	251	197
Total	256	389	276

AVERAGE SALE PRICE

US$/ metric ton	2Q11	1Q12	2Q12
Thermal coal	95.29	87.58	70.97
Metallurgical coal	256.53	209.53	171.13

VOLUME SOLD

‘000 metric tons	2Q11	1Q12	2Q12
Thermal coal	1,454	1,570	1,107
Metallurgical coal	456	1,199	1,152

Table 12 - BULK MATERIALS: SELECTED FINANCIAL INDICATORS

US$ million	2Q11	1Q12	2Q12
Adjusted EBIT margin excluding charges from asset sales(%)
Bulk materials
Ferrous minerals	69.0	54.7	57.6
Coal	(23.4)	(17.2)	(60.5)
Adjusted EBITDA
Bulk materials	8,524	4,845	5,113
Ferrous minerals	8,500	4,774	5,575
Coal	24	71	(462)
Adjusted EBITDA excluding charges from asset sales
Bulk materials	8,524	4,845	5,490
Ferrous minerals	8,500	4,774	5,597
Coal	24	71	(107)

Base metals

Revenues from the sale of base metals and by-products in 2Q12 totaled US$ 1.781 billion, slightly above the US$ 1.775 billion for 1Q12. The positive effect from the increase in sales volumes of US$ 141 million was almost completely offset by the impact of lower average sales prices of US$ 135 million.

Nickel sales revenues were US$ 1.119 billion in 2Q12, only US$ 16 million higher than the last quarter. The increase in shipments contributed positively to revenues with US$ 138 million, while prices had a negative impact of US$ 122 million.

Shipments improved to 63,000 t from 56,000 t in 1Q12, showing an increase of 12.5%, despite problems faced in our operations in Sudbury, VNC and Onça Puma, as mentioned in our 2Q12 Production Report released on July 18, 2012. The average nickel price in 2Q12 fell to US$ 17,762 per metric ton from US$ 19,696 in the previous quarter, reflecting the increasing global economic concerns and weaker demand from the stainless steel industry. Currently, nickel prices are hovering around US$ 16,000, a level estimated to be very close to the industry marginal cost.

Copper revenues totaled US$ 458 million in 2Q12 against US$ 467 million in 1Q12. Although there was an increase in copper shipments to 61,000 t in 2Q12 from 58,000 t in 1Q12, it was offset by the negative impact of the decrease in sales prices to US$ 7,566 per metric ton from US$ 8,117 in the previous quarter.

In 1Q12, PGMs revenues were US$ 115 million, 9.5% higher than 1Q12. The platinum sales price decreased to US$ 1,494 per troy ounce from US$ 1,741 in the previous quarter, but the higher sales volumes contributed to the increase in revenues.

The adjusted EBIT margin for base metals was -17.8% in 2Q12 against -3.0% in 1Q12. Excluding start-up costs of Onça Puma (US$ 78 million), start-up costs and inventory adjustments at VNC (US$ 178 million) and damage costs caused by the incident at VNC (US$ 41 million), the operating margin comes to -1.1%.

Other factors also affected the adjusted EBIT margin in 2Q12. The adjustments from the provisional pricing of our nickel and copper sales had an impact on selling expenses US$ 35 million higher than 1Q12.

Adjusted EBITDA was US$ 255 million in 2Q12, 38.7% below 1Q12. The decrease of US$ 161 million was mainly due to lower sales prices, US$ 137 million, and higher SG&A expenses, US$ 113 million, which were partially offset by higher dividends received from non-consolidated affiliated companies, US$ 47 million, and higher sales volumes, US$ 42 million.

Table 13 - BASE METALS BUSINESS PERFORMANCE

OPERATING REVENUE BY PRODUCT

US$ million	2Q11	1Q12	2Q12
Nickel	1,461	1,103	1,119
Copper	491	467	458
PGMs	159	105	115
Precious metals	90	83	73
Cobalt	23	17	16
Total	2,225	1,775	1,781

AVERAGE SALE PRICE

US$/ metric ton	2Q11	1Q12	2Q12
Nickel	25,541.96	19,696.43	17,761.90
Copper	8,871.38	8,117.28	7,566.00
Platinum (US$/oz)	1,765.12	1,741.17	1,493.65
Cobalt (US$/lb)	15.83	13.36	12.73

VOLUME SOLD

‘000 metric tons	2Q11	1Q12	2Q12
Nickel	57	56	63
Copper	55	58	61
Precious metals (oz)	702	567	561
PGMs (oz)	136	97	114
Cobalt (metric ton)	659	577	570

SELECTED FINANCIAL INDICATORS

US$ million	2Q11	1Q12	2Q12
Adjusted EBIT margin (%)	11.4	(3.0)	(17.8)
Adjusted EBITDA	754	416	255

Fertilizer nutrients

Sales revenues from fertilizer nutrients increased to US$ 923 million in 2Q12, 11.3% higher than the US$ 829 million in 1Q12.

In 2Q12, potash sales increased to US$ 81 million from US$ 70 million in the previous quarter. The increase in revenues was due to the higher sales volumes of 164,000 t in 2Q12 against 128,000 t in 1Q12. The lower average sales price, decreasing to US$ 493.90 per metric ton from US$ 546.88 in 1Q12, meant a negative contribution to revenues.

On April 23, 2012, in line with the strategy of becoming one of the leading global players in the fertilizers industry, Vale renewed the lease contract for potash assets and mining rights with Petróleo Brasileiro S.A.

(Petrobras) in the state of Sergipe, Brazil, for a period of 30 years, allowing for the continuation of potash mining in Taquari-Vassouras and the development of the Carnalita project. The Carnalita project is expected to be the largest potash operation in Brazil, with an estimated nominal capacity of 1.2 million metric tons of potash per year, and is currently subject to approval by the Board of Directors.

Revenues from sales of phosphates products reached US$ 630 million in 2Q12, 14.9% higher quarter-on-quarter, due to the increase of sales volumes of almost all phosphates products. Total shipments of MAP were 268,000 t, TSP 239,000 t, SSP 693,000 t, and DCP 123,000 t. Sales of phosphate rock were 746,000 t, 8.6% lower than the 816,000 t in 1Q12.

Sales of nitrogen fertilizers were US$ 193 million, in line with the US$ 192 million in 1Q12. The increase in sales prices was almost fully offset by the decrease in volumes sold. Sales of other related products amounted to US$ 19 million in 2Q12.

The adjusted EBIT margin of the fertilizer nutrients business was 5.3% in 2Q12, slightly lower than the 5.8% of the previous quarter. Higher prices of ammonia and oil derivatives and higher maintenance in 2Q12 caused an increase of US$ 46 million and US$ 28 million, respectively, in COGS versus 1Q12.

Adjusted EBITDA for the fertilizers business increased to US$ 183 million in 2Q12, from US$ 169 million in 1Q12. The increase in volumes sold, US$ 98 million, was the positive contributor to higher adjusted EBITDA, being mostly mitigated by lower sales prices, US$ 39 million, higher COGS, US$ 33 million, and higher SG&A expenses, US$ 12 million.

Table 14 - FERTILIZER NUTRIENTS BUSINESS PERFORMANCE

OPERATING REVENUE BY PRODUCT

US$ million	2Q11	1Q12	2Q12
Potash	68	70	81
Phosphates	584	548	630
Nitrogen	194	192	193
Others	21	19	19
Total	867	829	923

AVERAGE SALE PRICE

US$/ metric ton	2Q11	1Q12	2Q12
Potash	492.75	546.88	493.90
Phosphates
MAP	718.28	693.67	583.61
TSP	620.70	567.80	505.23
SSP	277.56	248.86	238.76
DCP	705.05	706.88	622.39
Phosphate rock	110.36	114.76	135.39
Nitrogen	568.91	542.37	599.97

VOLUME SOLD

‘000 metric tons	2Q11	1Q12	2Q12
Potash	138	128	164
Phosphates
MAP	133	280	268
TSP	179	88	239
SSP	724	499	693
DCP	145	108	123
Phosphate rock	592	816	746
Others phosphates	33	39	36
Nitrogen	341	354	322

SELECTED FINANCIAL INDICATORS

US$ million	2Q11	1Q12	2Q12
Adjusted EBIT margin (%)	7.9	5.8	5.3
Adjusted EBITDA	209	169	183

Logistics services

Logistics services generated revenues of US$ 408 million in 2Q12, slightly higher than the US$ 403 million figure for 1Q12.

Revenues from rail transportation of general cargo increased to US$ 294 million, 10.9% above the US$ 265 million in 1Q12.

Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — transported 5.787 billion ntk(15) of general cargo for clients in 2Q12, rising 14.1% from the 5.070 billion ntk in 1Q12. The increase in rail transportation was due to the crop season resulting in higher volumes of agricultural products transported. Volumes of sugar and fertilizers transported increased 13% compared to 1Q12.

The main cargoes carried by our railroads in 2Q12 were agricultural products (51.2%), steel industry inputs and products (29.8%), building materials and forestry products (12.1%), fuels (6.5%) and others (0.4%).

Port services revenues totaled US$ 114 million in 2Q12, against US$ 138 million in 1Q12. Our ports and maritime terminals handled 6.421 Mt of general cargo, 20.8% above 1Q12. The drop in revenue is explained by a reduction in revenues originating from port maneuver services with tugs owned by Vale to US$ 14 million from US$ 49 million in 1Q12.

Adjusted EBIT margin was -12.7% in 2Q12.

Adjusted EBITDA improved in 2Q12, increasing to US$ 14 million from negative US$ 8 million in 1Q12. The positive effects from lower COGS (US$ 42 million) and lower SG&A expenses (US$ 12 million) caused the improved performance, more than offsetting the effect of lower prices (US$ 32 million).

Table 15 - LOGISTICS BUSINESS PERFORMANCE

OPERATING REVENUE BY PRODUCT

US$ million	2Q11	1Q12	2Q12
Railroads	357	265	294
Ports	119	138	114
Total	476	403	408

VOLUME SOLD

‘000 metric tons	2Q11	1Q12	2Q12
Railroads (million ntk)	6,392	5,070	5,787
Ports	6,653	5,314	6,421

SELECTED FINANCIAL INDICATORS

US$ million	2Q11	1Q12	2Q12
Adjusted EBIT margin (%)	(2.5)	(21.7)	(12.7)
Adjusted EBITDA	80	(8)	14

(15)  Ntk=net ton kilometer

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES

For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.

CONFERENCE CALL AND WEBCAST

On July 26, 2012, Vale will hold a conference call and webcast in Portuguese, at 10:00 a.m. Rio de Janeiro time, 9:00 a.m. US Eastern Time, 2:00 p.m. British Time, 3:00 p.m. Paris Time, 9:00 p.m. Hong Kong Time. Vale will also hold another conference call and webcast in English, at 12:00 p.m. Rio de Janeiro time, 11:00 a.m. US Eastern Time, 4:00 p.m. British Time, 5:00 p.m. Paris Time, 11:00 p.m. Hong Kong Time. To connect the webcast, please dial:

Call in Portuguese:

Participants from Brazil: (55 11) 4688-6341

Participants from USA: (1-888) 700-0802

Participants from other countries: (1-786) 924-6977

Access code: VALE

Call in English:

Participants from Brazil: 0800 891 51 84

Participants from USA: (1-866) 710-0179

Participants from other countries: (1-334) 323-7224

Access code: VALE

Instructions for participation will be available on the website www.vale.com/Investors. A recording will be available on Vale’s website for 90 days as of July 26, 2012.

IFRS — RECONCILIATION WITH USGAAP

Since December 2010, the convergence of the full year financial statements was completed and therefore IFRS is now the accounting standard adopted in Brazil. During the intermediate periods of 2010, we already adopted all pronouncements issued by the Brazilian Accounting Practice Committee (CPC) which are in conformity with the IFRS.

The net income reconciliation between the net income according to Brazilian rules (in conformity with the IFRS) and USGAAP is as follows:

US$ million	2Q12
Net income IFRS	2,637
Depletion of assets on business acquired	(38)
Income tax	(13)
Pension plan	77
Other adjustments	(1)
Net income US GAAP	2,662

Depletion of assets on business acquired: Refers to additional depletion of the adjustments to fair value of property, plant and equipment on business acquired before the new rules issued by CPC in respect of business combinations. This difference will cease by the end of the useful life of these assets.

Pension plan: This adjustment reflects the return on the overfunded plans, which under IFRS recognition is more restricted.

Income tax: Income tax related to the previously described adjustments.

ANNEX 1 — FINANCIAL STATEMENTS

Table 16 - INCOME STATEMENT

US$ million	2Q11	1Q12	2Q12
Gross operating revenues	15,345	11,339	12,150
Taxes	(356)	(285)	(257)
Net operating revenue	14,989	11,054	11,893
Cost of goods sold	(5,721)	(5,690)	(6,015)
Gross profit	9,268	5,364	5,878
Gross margin (%)	61.8	48.5	49.4
Selling, general and administrative expenses	(434)	(529)	(615)
Research and development expenses	(363)	(299)	(359)
Gain (loss) from sale of assets	—	—	(377)
Others	(724)	(686)	(604)
Operating profit	7,747	3,850	3,923
Financial revenues	226	119	120
Financial expenses	(514)	(613)	(559)
Gains (losses) on derivatives, net	358	296	(416)
Monetary and exchange variation	578	427	(1,693)
Tax and social contribution (Current)	(1,719)	(813)	(25)
Tax and social contribution (Deferred)	(688)	260	(151)
Reversal of deferred income tax	—	—	1,236
Equity income and provision for losses	406	243	158
Minority shareholding participation	58	58	69
Net earnings	6,452	3,827	2,662
Earnings per share (US$)	1.24	0.75	0.52
Diluted earnings per share (US$)	1.22	0.74	0.52

Table 17 - FINANCIAL RESULTS

US$ million	2Q11	1Q12	2Q12
Gross interest	(324)	(338)	(325)
Debt with third parties	(324)	(338)	(325)
Tax and labour contingencies	—	(36)	(12)
Others	(190)	(239)	(222)
Financial expenses	(514)	(613)	(559)
Financial income	226	119	120
Derivatives	358	296	(416)
Exchange and monetary gain (losses), net	578	427	(1,693)
Financial result, net	648	229	(2,548)

Table 18 - EQUITY INCOME BY BUSINESS SEGMENT

US$ million	2Q11%		1Q12%		2Q12%
Ferrous minerals	319	78.6	231	95.1	173	109.5
Coal	14	3.4	14	5.8	13	8.2
Base metals	49	12.1	34	14.0	3	1.9
Logistics	33	8.1	30	12.3	15	9.5
Steel	(3)	(0.7)	(34)	(14.0)	(38)	(24.1)
Others	(6)	(1.5)	(32)	(13.2)	(8)	(5.1)
Total	406	100.0	243	100.0	158	100.0

Table 19 - BALANCE SHEET

US$ million	6/30/2011	3/31/2012	6/30/2012
Assets
Current	31,673	22,727	20,787
Long-term	9,967	9,268	9,438
Fixed	101,573	102,437	99,331
Total	143,213	134,432	129,556
Liabilities
Current	15,607	10,892	9,220
Long term	39,685	39,250	38,429
Shareholders’ equity	87,921	84,290	81,907
Paid-up capital	40,223	36,832	37,719
Reserves	43,859	44,678	42,575
Non controlling interest	2,905	1,846	1,613
Mandatory convertible notes	934	934	—
Total	143,213	134,432	129,556

Table 20 - CASH FLOW

US$ million	2Q11	1Q12	2Q12
Cash flows from operating activities:
Net income	6,394	3,769	2,593
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	979	1,055	1,084
Dividends received	343	60	112
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(406)	(243)	(158)
Deferred income taxes	688	(260)	(1,085)
Loss on sale of property, plant and equipment	19	44	207
Gain on sale of investment	—	—	377
Exchange and monetary losses	257	(182)	82
Net unrealized derivative losses	(230)	(114)	642
Net interest payable	(41)	47	(29)
Others	(41)	(38)	(73)
Decrease (increase) in assets:
Accounts receivable	(658)	645	425
Inventories	(73)	(445)	292
Recoverable taxes	(79)	355	(287)
Others	(280)	(21)	(42)
Increase (decrease) in liabilities:
Suppliers	246	(391)	92
Payroll and related charges	204	(601)	284
Income tax	(24)	(472)	(166)
Others	(233)	47	29
Net cash provided by operating activities	7,065	3,255	4,379
Cash flows from investing activities:
Short term investments	540	—	—
Loans and advances receivable	(34)	(38)	8
Guarantees and deposits	(159)	(12)	(76)
Additions to investments	(26)	(217)	(53)
Additions to property, plant and equipment	(3,480)	(2,961)	(3,228)
Proceeds from disposals of investment	—	—	366
Net cash used in investing activities	(3,159)	(3,228)	(2,983)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(45)	464	21
Long-term debt	268	1,014	1,809
Repayment of long-term debt	(419)	(63)	(502)
Transactions of noncontrolling interest	—	(76)	(427)
Interest attributed to shareholders	(2,000)	—	(3,000)
Dividends to minority interest	(60)	—	(35)
Net cash used in financing activities	(2,256)	1,339	(2,134)
Increase (decrease) in cash and cash equivalents	1,650	1,366	(738)
Effect of exchange rate changes on cash and cash equivalents	306	25	(101)
Cash and cash equivalents, beginning of period	11,271	3,531	4,922
Cash and cash equivalents, end of period	13,227	4,922	4,083
Cash paid during the period for:
Interest on short-term debt	(1)	(1)	—
Interest on long-term debt	(374)	(325)	(350)
Income tax	(1,171)	(656)	(282)
Non-cash transactions
Interest capitalized	69	56	70

ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS

Table 21 - VOLUME SOLD - MINERALS AND METALS

‘000 metric tons	2Q11	1Q12	2Q12
Iron ore	62,644	54,793	62,978
Pellets	10,253	10,400	12,277
Manganese ore	280	316	510
Ferroalloys	101	103	99
Thermal coal	1,454	1,570	1,107
Metallurgical coal	456	1,199	1,152
Nickel	57	56	63
Copper	55	58	61
Precious metals (oz)	702	567	561
PGMs (oz)	136	97	114
Cobalt (metric ton)	659	577	570
Potash	138	128	164
Phosphates
MAP	133	280	268
TSP	179	88	239
SSP	724	499	693
DCP	145	108	123
Phosphate rock	592	816	746
Others phosphates	33	39	36
Nitrogen	341	354	322

Table 22 - AVERAGE SALE PRICES

US$/ton	2Q11	1Q12	2Q12
Iron ore	145.30	109.26	103.29
Pellets	206.07	162.29	159.00
Manganese ore	182.14	132.91	123.53
Ferroalloys	1,485.15	1,203.88	1,303.03
Thermal coal	95.29	87.58	70.97
Metallurgical coal	256.53	209.53	171.13
Nickel	25,541.96	19,696.43	17,761.90
Copper	8,871.38	8,117.28	7,566.00
Platinum (US$/oz)	1,765.12	1,741.17	1,493.65
Cobalt (US$/lb)	15.83	13.36	12.73
Potash	492.75	546.88	493.90
Phosphates
MAP	718.28	693.67	583.61
TSP	620.70	567.80	505.23
SSP	277.56	248.86	238.76
DCP	705.05	706.88	622.39
Phosphate rock	110.36	114.76	135.39
Nitrogen	568.91	542.37	599.97

Table 23- OPERATING MARGIN BY SEGMENT (EBIT ADJUSTED MARGIN)

%	2Q11	1Q12	2Q12
Bulk materials(1)
Ferrous minerals	69.0	54.7	57.6
Coal	(23.4)	(17.2)	(60.5)
Base metals	11.4	(3.0)	(17.8)
Fertilizer nutrients	7.9	5.8	5.3
Logistics	(2.5)	(21.7)	(12.7)
Total(1)	51.7	34.8	36.2

(1) excluding charges from asset sales

ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION

(a) Adjusted EBIT

US$ million	2Q11	1Q12	2Q12
Net operating revenues	14,989	11,054	11,893
COGS	(5,721)	(5,690)	(6,015)
SG&A	(434)	(529)	(615)
Research and development	(363)	(299)	(359)
Other operational expenses	(724)	(686)	(604)
Gain (loss) on sale of assets	—	—	(377)
Adjusted EBIT	7,747	3,850	3,923

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	2Q11	1Q12	2Q12
Operational cash flow	7,065	3,255	4,379
Income tax	1,719	813	25
FX and monetary losses	(853)	(245)	1,611
Financial expenses	(11)	151	884
Net working capital	897	883	(627)
Other	252	108	(1,153)
Adjusted EBITDA	9,069	4,965	5,119

(c) Net debt

RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	2Q11	1Q12	2Q12
Total debt	24,459	24,939	25,518
Cash and cash equivalents	13,227	4,922	4,082
Net debt	11,232	20,017	21,436

(d) Total debt / LTM Adjusted EBITDA

US$ million	2Q11	1Q12	2Q12
Total debt / LTM Adjusted EBITDA (x)	0.7	0.8	0.9
Total debt / LTM operational cash flow (x)	0.9	1.1	1.3

(e) Total debt / Enterprise value

US$ million	2Q11	1Q12	2Q12
Total debt / EV (%)	13.87	17.34	20.06
Total debt / total assets (%)	17.08	18.55	19.70

Enterprise value = Market capitalization + Net debt

(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	2Q11	1Q12	2Q12
LTM adjusted EBITDA / LTM interest payments (x)	28.36	27.46	24.49
LTM operational profit / LTM interest payments (x)	24.25	22.98	20.03

This press release may include statements that present Vale’s expectations about future events or results.  All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: July 25, 2012		Roberto Castello Branco
Director of Investor Relations